Bradford & Bingley

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC
Mail Processing
Section

AUG 27 2009

Washington, DC
100

[redacted]

09046847

20 August 2009

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed announcements released by Bradford & Bingley plc to the equity securities market in the UK.

In order to simplify the process would it be possible to send the notices to you via email or some other means?

Enclosed is a receipt acknowledgement which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

Hilary M. Hall

Hilary Hall (Mrs)
Company Secretary's Office

8/31

Bradford & Bingley plc

14 August 2009

Interim Financial Report 2009

Bradford & Bingley plc today issued its Interim Financial Report for the half year ended 30 June 2009, which is available at www.bbg.co.uk/bbg/ir/publications/

On 29 September 2008, Bradford & Bingley was taken into public ownership and is being wound down. Bradford & Bingley's Business Plan, published in March 2009, outlined the Group's objectives to repay HM Treasury and the Financial Services Compensation Scheme (FSCS) as soon as market conditions allow, and protect taxpayers, whilst treating customers and creditors fairly.

Financial information

- Group loss before tax for the first half of 2009 was £160.0m (H1 2008: loss of £26.7m)
- The Bank's Tier 1 capital ratio ended the period at 8.7% (FY 2008: 8.9%), and no additional capital has been provided since nationalisation
- Cost:asset ratio reduced to 0.27% (H1 2008: 0.56%; FY 2008: 0.50%)

The Business Plan outlined four strategic priorities which will enable the Group to achieve its objectives. During the first half of 2009, the Group worked on the implementation of these priorities and progressed as follows:

- **Run down the Balance Sheet**
  The Group took a number of actions to facilitate mortgage redemptions, such as the introduction of an Early Redemption Charge waiver, which resulted in a reduction in lending balances to £40.3bn (H1 2008: £42.2bn; FY 2008: £41.8bn). The residential mortgage redemption rate fell to 8.0% (H1 2008: 12.4%) in line with the wider market and ahead of target.

- **Minimise impairment and losses**
  The total number of cases three months or more in arrears or in possession equates to 5.88% of mortgage accounts (H1 2008: 2.48%; FY 2008: 4.60%). This increase in arrears levels is less than anticipated in our Business Plan and in the second quarter of the year arrears levels started to fall, particularly early arrears levels, and this trend has continued through July, with three month arrears and possessions falling to 5.82% at the end of July.

  The charge to the Income Statement for loan impairment was £328.4m (H1 2008: £74.6m; FY 2008: £507.7m). The provision balance for residential loan impairment was £713.9m (FY 2008: £467.7m). This includes £270.8m (FY 2008: £173.9m) relating to potential losses from fraud and professional negligence and whilst we are actively pursuing all avenues to reclaim these amounts we take no account of any potential recoveries in estimating the provision. The Group's provision prudently takes account of anticipated future house price deflation greater than general market estimates.

The Group works closely with those customers experiencing payment difficulties, offering a wide range of solutions to help customers to stay in their homes. The Group exhausts all reasonable efforts before commencing repossession proceedings, which is viewed as a last resort. The Group will not take possession of an owner-occupied property for a full six months after the customer first falls behind with their mortgage payments. Where a buy-to-let landlord is in arrears, the Group endeavours to protect any tenants by honouring the terms of all valid Assured Shorthold Tenancy agreements and instructing an LPA receiver to collect rent directly from the tenant, thereby enabling the tenant to stay in their home for the duration of any valid agreement.

Restructure and realign the business
The Group has been restructured in order to realign the business behind its new objectives. Ongoing administrative expenses have reduced in the first half to £65.3m (H1 2008: £143.4m). Staff numbers remained stable since the year end at 997 (H1 2008: 3,050; FY 2008: 995).

Provide transitional services to Abbey
The Group provided services to Abbey in accordance with the terms of the Transitional Services Agreement which is due to end on 29 September 2009. All material systems have migrated successfully during the first half of the year.

Richard Banks, Managing Director, commented:
"Bradford & Bingley is on track to deliver on its Business Plan priorities, which will enable it to repay HM Treasury and the Financial Services Compensation Scheme as quickly as possible.

"We are meeting our targets - costs are down, we have reduced lending balances and arrears have stabilised. While looking after taxpayers' interests, we are also helping those customers facing genuine hardship."

ENDS

Enquiries
Bradford & Bingley Press Office:
+44 (0) 1274 554042
www.bbg.co.uk

Appendix

Summary of Results

		6 months to 30 June 2009	6 months to 30 June 2008	12 months to 31 December 2008
Key Performance Indicators				
(Loss) / profit before taxation	£m	(160.0)	(26.7)	134.3
Ongoing costs: assets ratio*	%	0.27	0.56	0.50
Lending balances	£bn	40.3	42.2	41.8
Wholesale asset balances	£bn	6.3	8.0	7.5
Residential mortgage redemption rate	%	8.0	12.4	10.6
Residential Mortgage Arrears:				
Arrears and possessions balance: total mortgage balance	%	0.33	0.16	0.27
Arrears and possessions**	%	5.88	2.48	4.60
Residential loan impairment charge	£m	309.2	74.6	477.1
Commercial impairment charge	£m	19.2	-	30.6
Capital Structure				
Tier 1	£m	1,676.2	1,332.4	1,793.7
Tier 2	£m	1,449.6	1,206.5	1,260.6
Tier 1 ratio	%	8.7	7.6	8.9
Total capital ratio	%	15.9	14.0	14.9
Risk weighted assets	£bn	19.3	17.5	20.2
Period end total headcount	no.	997	3,050	995
Number of mortgage customers	no.	278,478	306,326	297,686
Number of mortgage accounts	no.	358,880	386,708	377,267

* Ongoing costs: assets ratio represents ongoing administrative expenses divided by the mean interest-earning assets.
** Number of cases of arrears over 3 months and possessions, as a percentage of number of mortgage accounts.

Summary Income Statement

	6 months to 30 June 2009	6 months to 30 June 2008	12 months to 31 December 2008
£m			
Net interest income	298.3	246.7	737.4
Fee and commission income	30.1	30.9	63.3
Realised gains less losses on financial instruments	0.1	2.5	(120.3)
Fair value movements	(57.2)	(63.0)	183.0
Hedge ineffectiveness	32.5	8.7	18.5
Other operating income	0.4	2.8	4.8
Net operating income	**304.2**	**228.6**	**886.7**
Administrative expenses:			
- Ongoing	(65.3)	(143.4)	(253.2)
- Other net expenses	-	20.0	(23.7)
Loan impairment loss	(328.4)	(74.6)	(507.7)
Investment impairment loss	(70.5)	(64.8)	(191.6)
Gain on sale of assets and liabilities	-	-	216.3
Non-operating income	-	7.5	7.5
(Loss)/profit before taxation	**(160.0)**	**(26.7)**	**134.3**
Taxation	40.5	9.5	(116.1)
(Loss)/profit for the financial period	**(119.5)**	**(17.2)**	**18.2**

Summary Balance Sheet

At	30 June 2009	30 June 2008	31 December 2008
£m			
Residential mortgages - Buy-to-let	24,562.8	24,711.5	24,889.1
- Self-cert	8,304.5	8,999.1	8,716.7
- Other	6,568.2	7,578.3	7,361.5
Commercial and other secured loans	831.0	907.9	858.7
Loans and advances to customers	***40,266.5***	***42,196.8***	***41,826.0***
Wholesale assets	**6,261.8**	**8,036.8**	**7,474.3**
Fair value adjustments on portfolio hedging	387.1	(176.7)	561.3
Derivative financial instruments	3,359.4	1,958.8	6,022.9
Fixed and other assets	30.4	234.3	38.1
Other assets	***3,776.9***	***2,016.4***	***6,622.3***
Total assets	**50,305.2**	**52,250.0**	**55,922.6**
Statutory Debt	**18,415.9**	**-**	**18,413.9**
HM Treasury Working Capital Facility	**8,163.3**	**-**	**2,275.7**
Retail deposits	**-**	**22,212.0**	**-**
Wholesale	7,159.7	10,683.2	14,544.3
Securitised*	6,998.3	8,740.1	8,264.6
Secured*	5,647.5	7,223.7	8,004.0
Wholesale funding	***19,805.5***	***26,647.0***	***30,812.9***
Fair value adjustments on portfolio hedging	-	(21.5)	-
Derivative financial instruments	867.5	562.4	1,230.2
Other liabilities	396.8	348.3	414.7
Other	***1,264.3***	***889.2***	***1,644.9***
Interest-bearing capital	**1,552.5**	**1,357.4**	**1,617.1**
Share capital and reserves	**1,103.7**	**1,144.4**	**1,158.1**
Total equity and liabilities	**50,305.2**	**52,250.0**	**55,922.6**

* Includes only securities issued to external counterparties.

Bradford & Bingley plc

28 July 2009

Perpetual Subordinated Bonds

£55,000,000 13 PER CENT. PERPETUAL SUBORDINATED BONDS (ISIN:GB0002228939) (the "13 PER CENT. PERPETUAL SUBORDINATED BONDS") ISSUED BY BRADFORD & BINGLEY PLC (THE "COMPANY")

The Company has resolved not to make any interest payment in respect of the 13 per cent. Perpetual Subordinated Bonds on their next interest payment date (7 October 2009).

The interest not paid will constitute "Arrears of Interest" for the purposes of the terms and conditions of the 13 per cent. Perpetual Subordinated Bonds.

The Company will notify bondholders accordingly.

ENDS

Contacts:

Bradford & Bingley Press Office:
+44(0)1274 554 042

Or

b&benquiries@bbg.co.uk

Or

Group Communications
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

www.bbg.co.uk

53961

Bradford & Bingley plc

28 July 2009

Subordinated Notes

£150,000,000 FLOATING RATE DATED SUBORDINATED NOTES DUE 31 MARCH 2054 (ISIN: XS0215817718) (the "2054 DATED SUBORDINATED NOTES") ISSUED BY BRADFORD & BINGLEY PLC (THE "COMPANY")

Reference is made to The Bradford & Bingley plc Transfer of Securities and Property etc. Order 2008, as amended by The Bradford & Bingley plc Transfer of Securities and Property etc. (Amendment) Order 2009.

The Company has resolved not to make any interest payment in respect of the 2054 Dated Subordinated Notes on their next interest payment date (30 September 2009).

The Company will notify noteholders accordingly.

ENDS

Contacts:

Bradford & Bingley Press Office:
+44(0)1274 554 042

Or

b&benquiries@bbg.co.uk

Or

Group Communications
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

www.bbg.co.uk

Bradford & Bingley

Bradford & Bingley plc

Directorate Change

30 June 2009

Having previously announced on 27 April 2009 that Executive Chairman Richard Pym would become non-executive after an appropriate handover period with the new Managing Director, the Board of Bradford & Bingley plc today confirms that this change will take place with effect from 1 July 2009.

Richard Banks, Managing Director, said:

"I have been very grateful to Richard for his assistance since my appointment, and we will continue to work closely together in order to deliver on our business plan commitments."

ENDS

Enquiries
Bradford & Bingley Press Office:
+44 (0) 1274 554042
www.bbg.co.uk

Bradford & Bingley

Bradford & Bingley plc

Directorate Changes

4 June 2009

Having previously announced that two executive directors, Chris Willford, Group Finance Director, and Roger Hattam, Group Operations Director, would be stepping down from the Board this year, the Board of Bradford & Bingley plc today confirms that these changes will take place with effect from 30 June 2009.

Their contractual entitlement is for a 12 month notice period and they will be paid on a monthly basis over the notice period which commenced on 4 June 2009. In the event that they secure another job during this period, the balance of the phased notice payments will reduce by the amount of any remuneration received from the new employer. Their payments are strictly in accordance with their contracts and no discretionary payments will be made.

Richard Pym, Chairman, said:

"We are grateful to Chris and Roger for their commitment to Bradford & Bingley and for their support during the transition into public ownership, and wish them well for the future"

ENDS

Enquiries
Bradford & Bingley Press Office:
+44 (0) 1274 554042
www.bbg.co.uk